SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 4, 2004

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

Enclosures:

1.                                                               Nokia Press Release dated November 4, 2004 and titled:

Nokia defines goals and actions for leadership in dynamic mobile communications market

PRESS RELEASE
November 4, 2004

Nokia defines goals and actions for leadership in dynamic mobile communications market

At the annual Nokia Capital Market Days in New York, Nokia senior management set out clear targets and milestones to hone existing and build new competitive advantages for continued leadership in the dynamic mobile communications market.

Nokia expects:

• the mobile device industry in 2005 to grow approximately 10% in volume from the 630 million units Nokia estimates for 2004 and to grow also in value, but to a lesser extent

• the annual 2008 camera phone market to be more than 600 million units and the smartphone market to be more than 200 million units

• the global mobile subscriber base to surpass two billion users in 2006

• the overall mobile infrastructure market in 2005 to be slightly up compared with 2004 in euro terms

Nokia targets:

• somewhat faster than market growth in mobile devices and infrastructure

• to achieve a mobile device operating margin of 17% - 18% in the medium term (two to three years)

• to achieve an infrastructure operating margin of 14% in the medium term (two to three years)

• Enterprise Solutions now to reach breakeven in the first half of 2006

• by the end of 2006 to bring overall Nokia R&D expenditure down to 9% - 10% of net sales, Nokia mobile device R&D expenditure down to 8% of net sales, and infrastructure R&D expenditure down to 14% of net sales

“Industry dynamics have shifted, and we have been adapting our mindset, customer approach, product portfolio and technologies to sharpen our competitive position,” said Jorma Ollila, Chairman and CEO, Nokia.

Nokia presented five priorities to strengthen its market leadership:

• product competitiveness

• customer satisfaction

• R&D effectiveness

• demand-supply network alignment

• end-to-end capability

“We profitably compete in all mobile device segments from entry-level to high-end, and our volume advantage and cost leadership make this possible,” said Ollila.  Nokia aims to increase its competitiveness by broadening its product portfolio and launching approximately 40 new mobile devices in 2005.  Variety in Nokia’s offering will be enriched in 2005 when approximately two-thirds of Nokia’s mobile device launches are targeted to have cameras and more than half are expected to be clamshells, slides and other non-monoblock models.  Nokia’s long-term mobile device market share ambition remains 40%.

The company is committed to meeting customer needs in mobile devices and mobile infrastructure.  Customization is an important element to gain greater customer satisfaction.  Nokia is collaborating with operators on product planning as well as accelerating product hardware and software customization programs designed to drive a competitive advantage.  Of the mobile devices Nokia plans to ship in 2005, approximately 90% will support software customization and nearly a quarter will have operator-exclusive hardware designs. To strengthen consumer loyalty, the company continues to renew its leading brand equity.

“Our goal is to bring Nokia’s overall R&D expenditure down to 9% - 10% of net sales by the end of 2006 with increased focus and efficiency gains to be achieved by reducing cycle time by approximately 50% to get the most compelling products to market at the right time,” said Ollila.  Simultaneously, investments in wireless access and software platforms are expected to positively impact the value added and cost structure of future products.

Nokia’s demand-supply network is already a competitive advantage.  In order to better capture potential upside in high-demand situations Nokia intends to further align its demand-supply network.

Nokia aims to systematically leverage its end-to-end capability by integrating mobile devices, applications and infrastructure.  This capability is a competitive advantage for Nokia already, for example with the GSM Connect solution for low penetration markets.

“We estimate year-on-year mobile device volume growth in 2005 will be fastest in Latin America, Europe/Africa/Middle East and North America while expansion in Asia-Pacific and China will be slightly slower,” said Ollila. “We expect penetration to grow and the replacement rate to remain stable as more advanced camera phones, brighter color screens, MP3 players and 3G encourage upgrades. In conclusion, in 2005, we continue to see many opportunities in the mobile voice, multimedia and enterprise markets.”

The Nokia Capital Market Days first-day presentations will be webcast at www.nokia.com/investors.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding:  A) the timing of product and solution launches and deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations and targets for our results of operations; E) the outcome of pending and threatened litigation; and F) statements preceded by “believe,” “expect,” “anticipate,” “foresee”, “target” or similar expressions are forward-looking statements.  Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to:  1) developments in the mobile communications industry and the broader mobility industry, including the development of the mobile software and services market, as well as industry consolidation and other structural changes; 2) timing and success of the introduction and roll out of new products and solutions; 3) demand for and market acceptance of our products and solutions; 4) the impact of changes in technology and the success of our product and solution development; 5) the intensity of competition in the mobility industry and changes in the competitive landscape; 6) our ability to control the variety of factors affecting our ability to reach our targets and give accurate forecasts; 7) pricing pressures; 8) the availability of new products and services by network operators and other market participants; 9) general economic conditions globally and in our most important markets; 10) our success in maintaining efficient manufacturing and logistics as well as the high quality of our products and solutions; 11) inventory management risks resulting from shifts in market demand; 12) our ability to source quality components without interruption and at acceptable prices; 13) our success in collaboration arrangements relating to technologies, software or new products and solutions; 14) the success, financial condition, and performance of our collaboration partners, suppliers and customers; 15) any disruption to information technology systems and networks that our operations rely on; 16) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions at commercially acceptable terms and without infringing any protected intellectual property rights; 17) developments under large, multi-year contracts or in relation to major customers; 18) the management of our customer financing exposure; 19) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the UK pound sterling and the Japanese yen; 20) our ability to recruit, retain and develop appropriately skilled employees; 21) our ability to implement our new organizational structure; and 22) the impact of changes in government policies, laws or regulations; as well as 23) the risk factors specified on pages 12 to 21 of the company’s Form 20-F for the year ended December 31, 2003 under “Item 3.D Risk Factors.”

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2004		Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel